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                               May 25, 2021

       Gregory Freedman
       Co-Chief Executive Officer and Chief Financial Officer
       BH3 Acquisition Corp.
       819 NE 2nd Avenue, Suite 500
       Fort Lauderdale, FL 33304

                                                        Re: BH3 Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 28,
2021
                                                            CIK No. 0001851612

       Dear Mr. Freedman:

                                                        We have reviewed your
draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed April 28, 2021

       Capitalization, page 90

   1. We note that you present the public and private warrants as equity in your capitalization table. Also, we note
your disclosure that the equity classification of the warrants represents a
preliminary analysis and there is the potential for liability classification upon
                                                        final accounting
analysis. Please provide us with your analysis under ASC 815-40 to support your accounting
treatment for the warrants. As part of your analysis, please address whether there
are any terms or provisions in the warrant agreement that provide for potential changes
to the settlement amounts that are dependent upon the characteristics of the holder of the
warrant, and if so, how you analyzed those provisions in accordance with the guidance in
ASC 815-40.
 Gregory Freedman
FirstName  LastNameGregory Freedman
BH3 Acquisition Corp.
Comapany
May        NameBH3 Acquisition Corp.
     25, 2021
May 25,
Page 2 2021 Page 2
FirstName LastName
        You may contact Jorge Bonilla at 202-551-3414 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters.
Please contact Ronald (Ron) E. Alper at 202-551-3329 or Mary Beth Breslin at 202-551-3625
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Brian J. Gavsie